UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________

FORM 6-K
________________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 1, 2014
________________

NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)
________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Financial report for the period 1 January 2014 to 31 March 2014

1 May 2014

Novo Nordisk increased operating profit in local currencies by 15% in the first quarter of 2014
7% sales growth in local currencies driven by Levemir® and Victoza®

Sales increased by 7% in local currencies and by 2% in Danish kroner to DKK 20.3 billion.
●	Sales of modern insulin increased by 10% (4% in Danish kroner).
●	Sales of Victoza® increased by 13% (9% in Danish kroner).
●	Sales in North America increased by 7% (3% in Danish kroner).
●	Sales in International Operations increased by 12% (decreased by 2% in Danish kroner).
●	Sales in Region China increased by 18% (15% in Danish kroner).

Gross margin improved by 1.1 percentage points in Danish kroner to 83.0% driven by a favourable price development as well as a positive impact from productivity and product mix.

Operating profit increased by 15% in local currencies and by 6% in Danish kroner to DKK 8.0 billion.

Net profit increased by 8% to DKK 6.5 billion. Diluted earnings per share increased by 10% to DKK 2.43.

The roll-out of Tresiba® (insulin degludec), the once-daily new-generation insulin with an ultra-long duration of action, is progressing. In the first countries to launch Tresiba® with reimbursement on a similar level as insulin glargine, it now represents between 10% and 17% of the basal insulin market measured in monthly value market share.

Recruitment for the cardiovascular outcomes trial for Tresiba®, DEVOTE, is progressing ahead of plans and Novo Nordisk now expects to have sufficient data to support an interim analysis mid-2015.

For 2014, sales growth measured in local currencies is now expected to be 7-10%, whereas expected operating profit growth measured in local currencies is maintained at around  10%.

Lars Rebien Sørensen, CEO: “We are pleased to reiterate our expectations to operating profit growth for 2014 despite a challenging start of the year and a lower outlook for sales growth. We are encouraged by the performance of Tresiba® in key markets and by the rapid recruitment into the DEVOTE study, which enables us to shorten the timeline for the interim analysis and a potential US launch.”

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Internet: www.novonordisk.com	CVR no: 24 25 67 90

Company announcement No 29 / 2014

Financial report for the period 1 January 2014 to 31 March 2014	Page 2 of 29

ABOUT NOVO NORDISK
Novo Nordisk is a global healthcare company with 90 years of innovation and leadership in diabetes care. The company also has leading positions within haemophilia care, growth hormone therapy and hormone replacement therapy. Headquartered in Denmark, Novo Nordisk employs approximately 39,500 employees in 75 countries, and markets its products in more than 180 countries. Novo Nordisk’s B shares are listed on NASDAQ OMX Copenhagen (Novo-B) and its ADRs are listed on the New York Stock Exchange (NVO).

CONFERENCE CALL DETAILS
On 1 May 2014 at 13.00 CEST, corresponding to 7.00 am EDT, a conference call will be held. Investors will be able to listen in via a link on novonordisk.com, which can be found under ‘Investors – Download centre’. Presentation material for the conference call will be available approximately one hour before on the same page.

WEB CAST DETAILS
On 2 May 2014 at 14.00 CEST, corresponding to 8.00 am EDT, management will give a presentation to institutional investors and sell side-analysts in London. A webcast of the presentation can be followed via a link on novonordisk.com, which can be found under ‘Investors – Download centre’. Presentation material for the conference call will be made available on the same page.

FINANCIAL CALENDAR
1 May 2014	Financial statement for the first three months of 2014
7 August 2014	Financial statement for the first six months of 2014
30 October 2014	Financial statement for the first nine months of 2014
30 January 2015	Financial statement for 2014

CONTACTS FOR FURTHER INFORMATION Media:
Mike Rulis	+45 4442 3573	mike@novonordisk.com
Ken Inchausti (US)	+1 609 514 8316	kiau@novonordisk.com

Investors:
Kasper Roseeuw Poulsen	+45 3079 4303	krop@novonordisk.com
Jannick Lindegaard Denholt	+45 3079 8519	jlis@novonordisk.com
Lars Borup Jacobsen	+45 3075 3479	lbpj@novonordisk.com
Daniel Bohsen	+45 3079 6376	dabo@novonordisk.com
Frank Daniel Mersebach (US)	+1 609 235 8567	fdni@novonordisk.com

Further information about Novo Nordisk is available on novonordisk.com.

Company announcement No 29 / 2014

Financial report for the period 1 January 2014 to 31 March 2014	Page 3 of 29

Financial performance	Outlook	R&D	Sustainability	Equity	Legal	Financial information

Company announcement No 29 / 2014

Financial report for the period 1 January 2014 to 31 March 2014	Page 4 of 29

FINANCIAL PERFORMANCE

CONSOLIDATED FINANCIAL STATEMENT FOR THE FIRST QUARTER OF 2014
These unaudited consolidated financial statements for the first three months of 2014 have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ and on the basis of the same accounting policies as were applied in the Annual Report 2013 of Novo Nordisk. Furthermore, the financial report including the consolidated financial statements for the first three months of 2014 and Management’s review have been prepared in accordance with additional Danish disclosure requirements for interim reports of listed companies. Novo Nordisk has adopted all new, amended or revised accounting standards and interpretations (‘IFRSs’) as published by the IASB, and also those that are endorsed by the EU effective for the accounting period beginning on 1 January 2014. These IFRSs have not had a significant impact on the consolidated financial statements for the first three months of 2014.

Amounts in DKK million, except number of shares, earnings per share and full-time equivalent employees.

PROFIT AND LOSS	Q1 2014	Q1 2013	% change Q1 2013 to Q1 2014
DKK million
Sales	20,343	19,983	2%

Gross profit	16,877	16,374	3%
Gross margin	83.0%	81.9%

Sales and distribution costs	5,086	5,530	(8%)
Percent of sales	25.0%	27.7%

Research and development costs	3,168	2,657	19%
Percent of sales	15.6%	13.3%

Administrative costs	805	801	0%
Percent of sales	4.0%	4.0%

Licence fees and other operating income	215	176	22%

Operating profit	8,033	7,562	6%
Operating margin	39.5%	37.8%

Net financials	268	207	29%
Profit before income taxes	8,301	7,769	7%

Net profit	6,458	5,982	8%
Net profit margin	31.7%	29.9%
OTHER KEY NUMBERS

Depreciation, amortisation and impairment losses	657	691	(5%)
Capital expenditure	693	782	(11%)

Net cash generated from operating activities	4,069	7,070	(42%)
Free cash flow	3,272	6,178	(47%)

Total assets	63,241	62,447	1%
Equity	33,583	33,801	(1%)
Equity ratio	53.1%	54.1%

Average number of diluted shares outstanding (million)	2,653.1	2,723.5	(3%)
Diluted earnings per share / ADR (in DKK)	2.43	2.20	10%

Full-time equivalent employees end of period	39,579	35,154	13%

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Company announcement No 29 / 2014

Financial report for the period 1 January 2014 to 31 March 2014	Page 5 of 29

SALES DEVELOPMENT
Sales increased by 7% measured in local currencies and by 2% in Danish kroner. North America was the main contributor with 45% share of growth measured in local currencies, followed by International Operations and Region China contributing 27% and 24% respectively. Sales growth was realised within both diabetes care and biopharmaceuticals, with the majority of growth originating from modern insulin and Victoza®. Sales growth has been negatively impacted by around 5 percentage points primarily due to the partial loss of reimbursement with a large pharmacy benefit manager, generic competition to Prandin® and changes in inventories at wholesaler level, all in the US, as well as the impact of a number of non-recurring events during  the first quarter of 2013.

The diabetes care segment	Sales Q1 2014 DKK million	Growth as reported	Growth in local currencies	Share of growth in local currencies
New-generation insulin	80	N/A	N/A	6%
- NovoRapid ®	3,901	(3%)	2%	6%
- NovoMix ®	2,358	(2%)	5%	7%
- Levemir ®	3,118	21%	27%	50%
Modern insulin	9,377	4%	10%	63%
Human insulin	2,573	(9%)	(5%)	(9%)
Victoza®	2,916	9%	13%	25%
Protein-related products	587	(2%)	6%	2%
Oral antidiabetic products (OAD)	426	(39%)	(37%)	(18%)
Diabetes care total	15,959	1%	6%	69%
The biopharmaceuticals segment
NovoSeven®	2,247	11%	17%	24%
Norditropin®	1,500	(2%)	4%	4%
Other biopharmaceuticals	637	2%	7%	3%
Biopharmaceuticals total	4,384	5%	10%	31%
Total sales	20,343	2%	7%	100%

Please refer to appendix 6 for further details on sales in the first quarter of 2014.

In the following sections, unless otherwise noted, market data are based on moving annual total (MAT) from February 2014 and February 2013 provided by the independent data provider IMS Health.

DIABETES CARE SALES DEVELOPMENT
Sales of diabetes care products increased by 6% measured in local currencies and by  1% in Danish kroner to DKK 15,959 million. Novo Nordisk is the world leader in diabetes

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care and now holds a global value market share of 27% compared to 26% at the same time the year before.

Insulin and protein-related products
Sales of insulin and protein-related products increased by 7% in local currencies and by 2% in Danish kroner to DKK 12,617 million. Measured in local currencies, sales growth was driven by North America, Region China and International Operations. Novo Nordisk is the global leader with 47% of the total insulin market and 46% of the market for modern insulin and new-generation insulin, both measured in volume.

In the first quarter of 2014, sales of Tresiba® (insulin degludec), the once-daily new- generation insulin with an ultra-long duration of action, reached DKK 80 million compared with DKK 9 million in the first quarter of 2013. The roll-out of Tresiba® is progressing. Launch activities are proceeding as planned and feedback from patients and prescribers is encouraging. Tresiba® has been launched in 12 countries, most recently in Germany, Malta, Bangladesh and Lebanon, with 20 additional countries expected to launch during the year. In the first countries to launch Tresiba® with reimbursement on a similar level as insulin glargine in the first half of 2013, its share of the basal insulin market has steadily grown. In these countries Tresiba® now represents between 10% and 17% of the basal insulin market measured in monthly value market share. In the markets where Tresiba® has been launched with restricted market access compared to insulin glargine, market penetration remains modest.

Sales of modern insulin increased by 10% in local currencies and by 4% in Danish kroner to DKK 9,377 million. North America accounted for 57% of the growth, followed by Region China and International Operations. Sales of modern insulin now constitute 78% of Novo Nordisk’s sales of insulin.

INSULIN MARKET SHARES (volume, MAT)	Novo Nordisk’s share of total insulin market		Novo Nordisk’s share of the modern insulin and new-generation insulin market
	February 2014	February 2013	February 2014	February 2013
Global	47%	48%	46%	46%
USA	37%	39%	38%	38%
Europe	49%	50%	48%	49%
International Operations*	56%	57%	53%	54%
China**	58%	60%	64%	65%
Japan	52%	54%	48%	50%
Source: IMS, February 2014 data. *: Data for 12 selected markets representing approximately 60% of Novo Nordisk’s diabetes sales in the region. **: Data for mainland China, excluding Hong Kong and Taiwan.

North America
Sales of insulin and protein-related products in North America increased by 9% in local currencies and by 5% in Danish kroner. Sales growth reflects a continued positive contribution from pricing in the US and a robust market penetration of Levemir®. In the US, sales are negatively impacted by the partial loss of reimbursement with a large

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Financial report for the period 1 January 2014 to 31 March 2014	Page 7 of 29

pharmacy benefit manager and changes in inventory levels at wholesalers. 58% of Novo Nordisk’s modern insulin volume in the US is used in the prefilled device FlexPen®.

Europe
Sales of insulin and protein-related products in Europe decreased by 3% in both local currencies and in Danish kroner. The development reflects a declining premix insulin segment and declining human insulin sales which are only partly offset by continued progress for NovoRapid®. Furthermore, sales are impacted by a net negative impact from the implementation of pricing reforms in several European countries. The device penetration in Europe remains high with 96% of Novo Nordisk’s insulin volume being used in devices, primarily NovoPen® and FlexPen®.

International Operations
Sales of insulin and protein-related products in International Operations increased by 6% in local currencies but decreased by 9% in Danish kroner reflecting the significant depreciation of key invoicing currencies, primarily the Argentinian pesos, Russian roubles and the Turkish lira against the Danish krone compared to the prevailing exchange rates in 2013. The growth in local currencies is driven by all three modern insulins offset by declining human insulin, timing of tenders and the impact of a number of non-recurring events in the first quarter of 2013. Currently, 59% of Novo Nordisk’s insulin volume in the major private markets is used in devices.

Region China
Sales of insulin and protein-related products in Region China increased by 19% in local currencies and by 17% in Danish kroner. The sales growth was driven by all three modern insulins and positively impacted by increases in distributor inventory levels, while sales of human insulin only grew modestly. Currently, 97% of Novo Nordisk’s insulin volume in China is used in devices, primarily the durable device NovoPen®.

Japan & Korea
Sales of insulin and protein-related products in Japan & Korea increased by 8% in local currencies but decreased by 6% measured in Danish kroner. The sales development, which was positively impacted by increased wholesaler inventory levels due to the increased consumption tax in Japan, effective from 1 April 2014, reflects the robust uptake of Tresiba® being partly offset by a stagnant Japanese insulin volume market and the negative impact of a challenging competitive environment. The device penetration in Japan remains high with 98% of Novo Nordisk’s insulin volume being used in devices, primarily FlexPen®.

Victoza® (GLP-1 therapy for type 2 diabetes)
Victoza® sales increased by 13% in local currencies and by 9% in Danish kroner to DKK 2,916 million, reflecting robust sales performance driven by North America and Europe partly offset by the impact of the partial loss of reimbursement with a large pharmacy benefit manager in the US and a lower volume growth of the GLP-1 segment. Despite lower volume growth, the GLP-1 segment’s value share of the total diabetes care market has increased to 6.9% compared to 6.2% in 2013. Victoza® holds the global

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Financial report for the period 1 January 2014 to 31 March 2014	Page 8 of 29

market share leadership in the GLP-1 segment with a 71% value market share compared to 69% in 2013.

GLP-1 MARKET SHARES (value, MAT)	GLP-1 share of total diabetes care market		Victoza® share of GLP-1 market
	February 2014	February 2013	February 2014	February 2013
Global	6.9%	6.2%	71%	69%
USA	8.6%	7.7%	68%	64%
Europe	7.7%	7.0%	78%	77%
International Operations*	2.7%	2.9%	76%	78%
China**	0.7%	0.6%	70%	55%
Japan	2.0%	2.3%	68%	76%
Source: IMS, February 2014 data. *: Data for 12 selected markets representing approximately 60% of Novo Nordisk’s diabetes sales in the region. **: Data for mainland China, excluding Hong Kong and Taiwan.

North America
Sales of Victoza® in North America increased by 15% in local currencies and by 11% in Danish kroner. This reflects a positive impact from pricing and a continued expansion of the GLP-1 class, which represents 8.6% of the total diabetes care market in value compared to 7.7% in 2013, partly offset by an effect from the partial loss of reimbursement with a large pharmacy benefit manager in the US. Victoza® continues to drive the US GLP-1 market expansion and is the GLP-1 market leader, with a 68% value market share compared to 64% a year ago.

Europe
Sales in Europe increased by 10% in both local currencies and Danish kroner. Sales growth is primarily driven by Germany, France and Spain. In Europe, the GLP-1 class’ share of the total diabetes care market in value has increased to 7.7% compared to 7.0% in 2013. Victoza® is the GLP-1 market leader with a value market share of 78%.

International Operations
Sales in International Operations increased by 7% in local currencies but decreased by 4% in Danish kroner. Sales growth is primarily driven by a number of Middle Eastern countries. The GLP-1 class’ share of the diabetes care market in value has contracted to 2.7% compared to 2.9% in 2013. This reflects a decline in the class’ share of the total diabetes care market in Brazil following a strong initial penetration. Outside Brazil, the class continues to expand. Victoza® is the GLP-1 market leader across International Operations with a value market share of 76%.

Region China
Sales in Region China increased by 42% in local currencies and by 39% in Danish kroner. The GLP-1 class in China is not reimbursed and relatively modest in size. However, its share of the total diabetes care market in value has expanded to 0.7% compared to 0.6% in 2013. Victoza® holds a GLP-1 value market share of 70%.

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Financial report for the period 1 January 2014 to 31 March 2014	Page 9 of 29

Japan & Korea
Sales in Japan & Korea decreased by 10% in local currencies and by 22% in Danish kroner reflecting strong competition from tablet-based treatments. In Japan, the GLP-1 class represents 2.0% of the total diabetes care market value. Victoza® remains the leader in the class with a value market share of 68%.

NovoNorm®/Prandin®/PrandiMet® (oral antidiabetic products)
Sales of oral antidiabetic products decreased by 37% in local currencies and by 39% in Danish kroner to DKK 426 million. The negative sales development reflects an impact from generic competition in the US since August 2013.

BIOPHARMACEUTICALS SALES DEVELOPMENT
Sales of biopharmaceutical products increased by 10% measured in local currencies and by 5% in Danish kroner to DKK 4,384 million. Sales growth was primarily driven by International Operations and North America.

NovoSeven® (bleeding disorders therapy)
Sales of NovoSeven® increased by 17% in local currencies and by 11% in Danish kroner to DKK 2,247 million. The market for NovoSeven® remains volatile. Sales growth is primarily driven by International Operations and is positively impacted by timing of tenders in the region.

Norditropin® (growth hormone therapy)
Sales of Norditropin® increased by 4% in local currencies but decreased by 2% in Danish kroner to DKK 1,500 million. The sales growth is primarily driven by contractual wins, the support programmes that Novo Nordisk offers healthcare professionals and patients as well as the penetration of the prefilled FlexPro® device in North America. Sales growth is negatively impacted by timing of tenders in International Operations. Novo Nordisk is the leading company in the global growth hormone market with a 29% market share measured in volume.

Other biopharmaceuticals
Sales of other products within biopharmaceuticals, which predominantly consist of hormone replacement therapy-related (HRT) products, increased by 7% in local currencies and by 2% in Danish kroner to DKK 637 million. Sales growth is driven by North America and reflects a positive impact of pricing.

DEVELOPMENT IN COSTS AND OPERATING PROFIT
The cost of goods sold decreased by 4% to DKK 3,466 million, resulting in a gross margin of 83.0% compared to 81.9% in 2013. This development reflects an underlying improvement driven by favourable price development in North America as well as a positive impact from productivity and product mix due to increased sales of modern insulin and Victoza®. The gross margin was negatively impacted by around 0.5 percentage point due to the depreciation of key invoicing currencies versus the Danish krone compared to prevailing exchange rates in 2013.

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Financial report for the period 1 January 2014 to 31 March 2014	Page 10 of 29

Total non-production-related costs increased by 4% in local currencies and by 1% in Danish kroner to DKK 9,059 million.

Sales and distribution costs decreased by 4% in local currencies and by 8% in Danish kroner to DKK 5,086 million. The decline in costs is driven by lower promotional spend in North America and Europe and an adjustment to a legal provision, which more than offset the increased costs related to the expansion of the US sales force during the fourth quarter of 2013 and the first quarter of 2014 as well as the increased sales and marketing investments in China and selected countries in International Operations.

Research and development costs increased by 21% in local currencies and by 19% in Danish kroner to DKK 3,168 million. The significant increase in costs reflects the progression of the late-stage diabetes portfolio and the oral GLP-1 portfolio. Within diabetes care, costs are primarily driven by the two phase 3a programmes onset®, for faster-acting insulin aspart, and SUSTAIN®, for semaglutide, the once-weekly GLP-1 analogue as well as DEVOTE, the cardiovascular outcomes trial for Tresiba®. Within biopharmaceuticals, costs are primarily related to the portfolio of development projects within haemophilia and the phase 2 trial for anti-IL-20, a recombinant human monoclonal antibody, in rheumatoid arthritis.

Administration costs increased by 4% in local currencies and were unchanged in Danish kroner at DKK 805 million.

Licence income and other operating income constituted DKK 215 million compared to DKK 176 million in 2013.

Operating profit in local currencies increased by 15% and by 6% in Danish kroner to DKK 8,033 million.

NET FINANCIALS
Net financials showed a net income of DKK 268 million compared to a net income of DKK 207 million in 2013.

In line with Novo Nordisk’s treasury policy, the most significant foreign exchange risks for the group have been hedged, primarily through foreign exchange forward contracts. The foreign exchange result was an income of DKK 237 million compared to an income of DKK 226 million in 2013. This development reflects gains on foreign exchange hedging involving especially the US dollar and the Japanese yen due to their depreciation versus the Danish krone compared to the prevailing exchange rates in 2013. This positive effect is partly offset by losses on commercial balances, primarily related to non-hedged currencies.

CAPITAL EXPENDITURE AND FREE CASH FLOW
Net capital expenditure for property, plant and equipment was DKK 0.7 billion compared to DKK 0.8 billion in 2013. Net capital expenditure was primarily related to investments

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in additional GLP-1 manufacturing capacity, filling capacity in the US and Russia, as well as prefilled device production facilities in the US and Denmark.

Free cash flow was DKK 3.3 billion compared to DKK 6.2 billion in 2013. The decrease of 47% compared to 2013 reflects an increased share of the on-account payment of current year’s income tax in Denmark being paid in the first quarter of the year and an effect from faster payment of rebate liabilities in the US.

OUTLOOK

OUTLOOK 2014
The current expectations for 2014 are summarised in the table below:
Expectations are as reported, if not otherwise stated	Current expectations 1 May 2014	Previous expectations 30 January 2014

Sales growth
in local currencies	7-10%	8-11%
as reported	Around 4.5 percentage points lower	Around 3.5 percentage points lower

Operating profit growth
in local currencies	Around 10%	Around 10%
as reported	Around 7.0 percentage points lower	Around 5.5 percentage points lower

Net financials	Income of around DKK 850 million	Income of around DKK 750 million

Effective tax rate	Around 22%	Around 22%
Capital expenditure	Around DKK 4.0 billion	Around DKK 4.0 billion
Depreciation, amortisation and impairment losses	Around DKK 2.9 billion	Around DKK 2.9 billion
Free cash flow	Around DKK 25 billion	Around DKK 26 billion

Sales growth for 2014 is now expected to be 7-10% measured in local currencies. This reflects expectations for continued robust performance for the portfolio of modern  insulin and Victoza® as well as a modest sales contribution from Tresiba®. These sales drivers are expected to be partly countered by an impact from a challenging rebate and contract environment in the US, generic competition to Prandin® in the US during 2014, intensifying competition within both diabetes and biopharmaceuticals as well as the macroeconomic conditions in a number of markets in International Operations. The revised outlook reflects a more modest growth of the GLP-1 segment as well as a negative impact from changes to inventory levels at wholesalers and an earlier impact  of the partial loss of reimbursement with a large pharmacy benefit manager in the US. Given the current level of exchange rates versus the Danish krone, the reported sales growth is now expected to be around 4.5 percentage points lower than growth  measured in local currencies.

For 2014, operating profit growth is still expected to be around 10% measured in local currencies. This reflects a significant increase in costs related to the continued progress of key development projects within diabetes and biopharmaceuticals. In

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addition, significant costs are expected in relation to sales force expansions and sales and marketing investments in the portfolio of modern insulin and Victoza® in the US, China and selected markets in International Operations as well as the launch of Tresiba® outside the US. Despite the revised outlook for sales growth, the operating profit growth outlook is maintained reflecting lowered expectations to costs related to back-office functions and more modest promotional investments. Given the current level of exchange rates versus the Danish krone, the reported operating profit growth is now expected to be around 7.0 percentage points lower than growth measured in local currencies.

For 2014, Novo Nordisk now expects a net financial income of around DKK 850 million. The current expectation primarily reflects gains associated with foreign exchange hedging contracts following the depreciation of the US dollar and the Japanese yen versus the Danish krone compared to the average prevailing exchange rates in 2013. This positive effect is partly offset by losses on commercial balances, primarily related to non-hedged currencies.

The effective tax rate for 2014 is still expected to be around 22%.

Capital expenditure is still expected to be around DKK 4.0 billion in 2014, primarily related to investments in additional GLP-1 manufacturing capacity, expansion of filling capacity, prefilled device production facilities as well as expansion of protein capacity for clinical trial supply. Depreciation, amortisation and impairment losses are still expected to be around DKK 2.9 billion. Free cash flow is now expected to be around DKK 25 billion, reflecting the effect from faster payment of rebate liabilities in the US.

All of the above expectations are based on the assumption that the global economic environment will not significantly change business conditions for Novo Nordisk during 2014, and that currency exchange rates, especially the US dollar, will remain at the current level versus the Danish krone. Please refer to appendix 7 for key currency assumptions.

Novo Nordisk has hedged expected net cash flows in a number of invoicing currencies and, all other things being equal, movements in key invoicing currencies will impact Novo Nordisk’s operating profit as outlined in the table below.

Key invoicing currencies	Annual impact on Novo Nordisk’s operating profit of a 5% movement in currency	Hedging period (months)
USD	DKK 1,300 million	12
CNY	DKK 220 million	11*
JPY	DKK 145 million	13
GBP	DKK 75 million	11
CAD	DKK 60 million	11
* USD used as proxy when hedging Novo Nordisk’s CNY currency exposure

The financial impact from foreign exchange hedging is included in ‘Net financials’.

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RESEARCH & DEVELOPMENT UPDATE

DIABETES CARE: INSULIN AND GLP-1

FDA and EMA publish joint safety assessment of incretin-based therapies
In February, the US Food and Drug Administration (FDA) and the European Medicines Agency (EMA) published a joint assessment on their views on incretin-based therapies and pancreas safety in the New England Journal of Medicine. The extensive independent reviews of non-clinical data, clinical databases, post-marketing reports, CV outcomes and observational studies involving incretin-based therapies conducted by the FDA are described in detail highlighting that similar reviews have been conducted by the EMA. The assessment concludes: “Thus, the FDA and EMA have explored multiple streams of data pertaining to a pancreatic safety signal associated with incretin-based drugs. Both agencies agree that assertions concerning a causal association between incretin-based drugs and pancreatitis or pancreatic cancer, as expressed recently in the scientific literature and in the media, are inconsistent with the current data.” Further, the agencies state that the current knowledge is adequately reflected in product labels and that pancreatitis will remain a safety signal for these drugs until further data are accumulated.

Interim analysis of DEVOTE now expected mid-2015
The cardiovascular outcomes trial for Tresiba®, DEVOTE, was initiated in October 2013. Recruitment for the trial, which is expected to include around 7,500 people with type 2 diabetes who have existing, or high risk of, cardiovascular disease, is progressing ahead of plans. Consequently, Novo Nordisk now expects to have sufficient data to support a pre-specified interim analysis of major adverse cardiovascular events mid-2015. Previously, this was expected within two to three years from trial initiation. Completion of the trial is now expected to be within three to five years from trial initiation. This was previously expected within four to six years from trial initiation.

Phase 3b trial shows benefits of adding Tresiba® to people with type 2 diabetes who are inadequately controlled with Victoza®
In February 2014, Novo Nordisk completed a randomised, double-blind, 26-week trial investigating the effect of adding once-daily Tresiba® or placebo to existing Victoza® treatment in 346 people with type 2 diabetes, who had been unable to achieve targets for glycaemic control.

From a baseline HbA1c of 7.6%, people treated with Tresiba® achieved an end-of-trial HbA1c of 6.5% compared with 7.5% for the people treated with placebo. The primary endpoint of the trial was achieved as the difference was statistically significant. Furthermore, 78% of the people using Tresiba® achieved the HbA1c treatment target of <7% recommended by the American Diabetes Association (ADA) compared with 36% in the placebo group.

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Financial report for the period 1 January 2014 to 31 March 2014	Page 14 of 29

In the trial, rates of confirmed hypoglycaemia were low in both treatment groups, but statistically significantly higher in the Tresiba® group compared with the placebo group. People in the Tresiba®-treated group experienced a weight increase of 2 kg during the trial compared to a weight loss of 1.5 kg in the placebo group. The trial confirmed the established safety profiles of both Victoza® and Tresiba®, and there were no other apparent differences between the two treatment groups with respect to adverse events or other safety parameters.

Phase 3b trial shows that Tresiba® 200 U/ml provides similar glucose control as insulin glargine with a lower risk of confirmed hypoglycaemia
In February 2014, Novo Nordisk completed a randomised, cross-over trial with two 16- week treatment periods investigating efficacy, patient-reported outcomes and safety of Tresiba® 200 U/mL compared with insulin glargine in 145 people with type 2 diabetes mellitus requiring high-dose insulin treatment.

Following a 16-week run-in period with insulin glargine, people in the trial had a baseline HbA1c of 8.2%. After randomisation at the end of the run-in period, both Tresiba® 200 U/ml and insulin glargine were effective at sustaining the achieved improvement in glycaemic control. There were no statistically significant differences between the two treatment groups, and the primary endpoint of showing non-inferiority of Tresiba® 200 U/ml compared with insulin glargine was achieved.

In the trial, treatment with Tresiba® 200 U/ml resulted in a statistically significantly larger reduction in fasting plasma glucose compared with that of insulin glargine. Furthermore, people reported higher levels of satisfaction with FlexTouch®, the pen used for administration of Tresiba®, compared with SoloStar®, the pen used for administration of insulin glargine.

Furthermore, in the trial, the rate of confirmed hypoglycaemic episodes was statistically significantly lower with Tresiba® 200 U/mL compared to insulin glargine. The trial confirmed the established safety profile of Tresiba®, and there were no other apparent differences between the two treatment groups with respect to adverse events or other safety parameters.

Phase 3b trial shows similar glucose control with Ryzodeg® as basal-bolus treatment with Tresiba® and NovoRapid®
In February 2014, Novo Nordisk completed a randomised 26-week trial comparing the efficacy and safety of twice-daily Ryzodeg® treatment with an average of four injections of basal-bolus insulin treatment using Tresiba® and NovoRapid® in 274 people with type 2 diabetes treated with basal insulin in need of treatment intensification with mealtime insulin.

From a baseline HbA1c of 8.3%, the people treated with Ryzodeg® achieved an end of trial HbA1c of 7.0% compared with 6.8% in the Tresiba® and NovoRapid® treated group. There was no statistically significant difference between the two treatment groups but the non-inferiority margin for the primary endpoint was not met.

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Financial report for the period 1 January 2014 to 31 March 2014	Page 15 of 29

In the trial, rates of confirmed hypoglycaemia were low in both treatment groups, but numerically lower in the Ryzodeg® group than in the Tresiba® and NovoRapid® group. The trial reconfirmed the established safety profiles of Ryzodeg®, Tresiba® and NovoRapid® respectively, and there were no other apparent differences between the treatment groups with respect to adverse events and other safety parameters.

Xultophy® selected as the intended brand name for IDegLira
Novo Nordisk has now selected Xultophy® as the intended brand name for IDegLira, a combination product of insulin degludec (Tresiba®), the once-daily new-generation basal insulin analogue with an ultra-long duration of action, and liraglutide (Victoza®), the once-daily human GLP-1 analogue. Xultophy® is under regulatory review with the European Medicines Agency (EMA) as a treatment option for type 2 diabetes.

Phase 3b trial shows benefits of transferring people with type 2 diabetes inadequately controlled on GLP-1 receptor agonist therapy to Xultophy®
In April 2014, Novo Nordisk completed the phase 3b trial DUAL™ III with Xultophy®.

In DUAL™ III, 438 people with type 2 diabetes, inadequately controlled on Victoza® or exenatide in combination with oral anti-diabetic therapy, were randomised to either transfer to Xultophy® therapy or to continue unchanged GLP-1 receptor agonist therapy for a 26-week treatment period. Existing oral anti-diabetic therapy remained unchanged.

From a baseline HbA1c of 7.8%, people randomised to Xultophy® achieved a statistically significantly lower average end of trial HbA1c of 6.4% compared to 7.4% for those on continued GLP-1 receptor agonist therapy. 75% of the people using Xultophy® achieved the HbA1c treatment target of <7% recommended by the American Diabetes Association (ADA) and the European Association for the Study of Diabetes (EASD), and 63% reached HbA1c target of ≤6.5% as recommended by the American Association of Clinical Endocrinologists (AACE). The corresponding numbers for continued GLP-1 receptor agonist therapy were 36% for the ADA and EASD targets and 23% for the AACE target.

The rate of overall confirmed hypoglycaemia was statistically significantly higher among those treated with Xultophy® than for those who continued GLP-1 receptor agonist therapy. People in the Xultophy® group experienced a weight gain of 2.0 kg compared with a weight loss of 0.8 kg among those who continued on GLP-1 receptor agonist therapy.

The previously reported safety and tolerability profile of Xultophy® was reconfirmed, and no apparent differences between Xultophy® and continued GLP-1 receptor agonist therapy were observed with respect to adverse events and standard safety parameters.

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Financial report for the period 1 January 2014 to 31 March 2014	Page 16 of 29

Phase 3a trial initiated to compare semaglutide (NN9535) with placebo in drug-naïve people with type 2 diabetes
In February, Novo Nordisk initiated SUSTAIN™ 1, the fourth trial in the phase 3a programme investigating semaglutide, a once-weekly GLP-1 analogue, as a treatment for people with type 2 diabetes. The aim of SUSTAIN™ 1 is to evaluate the efficacy and safety of semaglutide for 30 weeks compared with placebo in more than 300 drug-naïve people with type 2 diabetes. Novo Nordisk expects to initiate two additional trials in the SUSTAIN™ programme during 2014.

Oral insulin project OI338GT (NN1953) expected to enter phase 2a in 2015
Novo Nordisk’s strategy to develop oral insulin builds on an iterative R&D process. Hence the therapeutic potential of selected insulin analogues in appropriate oral formulations are tested in animal and clinical pharmacology studies to assess pharmacokinetics and dynamics, as well as safety and tolerability at different doses. This strategy has resulted in a portfolio of three projects in phase 1 clinical development: OI338GT (NN1953), OI362GT (NN1954) and OI287GT (NN1956).

For OI338GT, Novo Nordisk has completed three clinical pharmacology trials in a total of 118 healthy volunteers and people with type 2 diabetes. In these trials, OI338GT appeared to have a safe profile and to be well tolerated. OI338GT was shown to achieve dose-dependent glucodynamic effects similar to that of therapeutically relevant subcutaneous doses of insulin glargine at steady state exposure.

Novo Nordisk now expects to progress OI338GT into a phase 2a proof-of-principle trial in the first half of 2015 to further investigate glucose lowering and safety, including rates of hypoglycaemia, following individual titration of OI338GT in people with type 2 diabetes. Contingent on the achievement of proof-of-principle, larger phase 2b proof-of- concept studies will be initiated.

Based on the promising profile of OI338GT, Novo Nordisk has decided to discontinue further development of OI287GT and OI362GT in their current form.

BIOPHARMACEUTICALS: HAEMOPHILIA

Positive results from phase 3 trial with N8-GP (NN7088) for treatment of haemophilia A
In March 2014, Novo Nordisk announced the completion of pathfinder™2, the first phase 3 trial with long-acting recombinant factor VIII, N8-GP (turoctocog alfa pegol) for haemophilia A patients. Pathfinder™2 is a multinational trial evaluating safety and efficacy of N8-GP, when administered for prophylaxis and on-demand treatment in patients with haemophilia A, who are 12 years or older.

In the trial, 175 patients were treated with a prophylactic regimen of 50 U/kg every fourth day and 11 patients received on-demand treatment when bleedings occurred. Patients were treated for up to 21 months, resulting in median annualised bleeding rates of 1.3 and 30.9 episodes for patients treated prophylactically and on-demand respectively.

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Financial report for the period 1 January 2014 to 31 March 2014	Page 17 of 29

The pharmacokinetic data documented a single dose half-life of 18.4 hours and a mean trough level of 8% measured immediately before next dose for patients on prophylaxis treatment.

N8-GP appeared to have a safe profile and to be well tolerated. Among the 186 patients in the trial, one patient who responded well to prophylactic treatment throughout the trial developed an FVIII inhibitor. This is in line with expectations in a population of previously treated haemophilia A patients.

Novo Nordisk is expecting the three remaining trials in the pathfinder™ programme to be finalised within the next 12 months. These trials investigate N8-GP as a treatment for paediatric patients, surgical procedures and as once-weekly prophylactic treatment.

Submission of N8-GP postponed due to the expansion of production capacity
Since 2008, it has been a central part of Novo Nordisk’s strategy to pursue leadership within the treatment of haemophilia. With the first launches of NovoThirteen® in 2013 and NovoEight® earlier this year as well as the successful completion of pivotal trials for the two phase 3 development projects N8-GP and N9-GP, Novo Nordisk is expanding its haemophilia product offering significantly beyond NovoSeven®. Consequently, Novo Nordisk has decided to increase its production capacity for haemophilia products. Current capacity will be prioritised for the three marketed products, N9-GP as well as clinical production of N8-GP. Potential commercial production of N8-GP will be delayed until production capacity has been expanded. The decision will not impact the clinical trial programme for N8-GP, but submission of N8-GP to regulatory authorities will be postponed until the new capacity is operational, which currently is expected to be  around 2017 or 2018. Novo Nordisk continues to expect to submit N9-GP for approval to the regulatory authorities in 2015.

BIOPHARMACEUTICALS: INFLAMMATION

Rights to anti-NKG2A (NN8765) acquired by Innate SA
In February 2014, Novo Nordisk and Innate Pharma SA announced that Innate Pharma had acquired the full development and commercialization rights to the anti-NKG2A antibody from Novo Nordisk.

SUSTAINABILITY UPDATE

Continued job creation at Novo Nordisk
The number of full-time equivalent employees increased by 12.6% to 39,579. New hiring was led by expansions in the US, China, International Operations, as well as in Research & Development and Product Supply in Denmark.

Novo Nordisk launched ‘Cities Changing Diabetes’ to fight urban diabetes
In response to the rise of diabetes, Novo Nordisk launched ‘Cities Changing Diabetes’, a partnership programme to tackle urban diabetes in big cities around the world. Nearly

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Financial report for the period 1 January 2014 to 31 March 2014	Page 18 of 29

two-thirds of people with diabetes live in cities, and those who move to cities are significantly more likely to develop diabetes than those who remain in rural settings. The aim of the programme is to map the problem, share solutions and drive concrete action to improve diagnosis and treatment of diabetes with a long-term ambition to contribute to break ‘the rule of halves’ in the world's big cities.

The programme was launched 28 March in Mexico City in partnership with the city government, University College London and Steno Diabetes Center. Partnerships with cities in North America, Europe and Asia are expected to follow. For more information, visit citieschangingdiabetes.com.

Worldwide Changing Diabetes® Leadership Forums drive awareness of diabetes
In the first quarter of 2014, Novo Nordisk engaged with health ministers, civil society and the medical community at five Changing Diabetes® Leadership Forums held in Latin America (Mexico City), Pakistan, Japan, the European Union (Brussels) and Thailand. The forums were arranged to improve awareness of diabetes and the millions of undiagnosed people living with diabetes as well as the need for systematic responses to the growing diabetes burden including establishing national targets for improved diabetes prevention, detection and care. Outcomes from the forums include the opening of a state-of-the-art diabetes clinic in the Islamabad region and a call by the European Commissioner for Health to member states to develop national diabetes plans.

EQUITY

Total equity was DKK 33,583 million at the end of the first quarter of 2014, equivalent to 53.1% of total assets, compared to 54.1% at the end of the first quarter of 2013. Please refer to appendix 5 for further elaboration of changes in equity.

Reduction in share capital
The Annual General Meeting of Novo Nordisk A/S, which was held on 20 March 2014, approved a 3.6% reduction in the total share capital by cancellation of 100,000,000 treasury B shares of DKK 0.20 at a nominal value of DKK 20,000,000. After the legal implementation of the share capital reduction on 23 April 2014, Novo Nordisk’s share capital now amounts to DKK 530,000,000 divided into an A share capital of DKK 107,487,200 and a B share capital of DKK 422,512,800.

2014 share repurchase programme
On 30 January 2014, Novo Nordisk announced a share repurchase programme of up to DKK 3.6 billion to be executed from 30 January 2014 to 29 April 2014, as part of an overall programme of up to DKK 15 billion to be executed during a 12-month period. The purpose of the programme is to reduce the company’s share capital. Under the programme, announced 30 January 2014, Novo Nordisk has repurchased B shares for an amount of DKK 3.6 billion in the period from 30 January to 29 April 2014. The programme was concluded on 29 April 2014.

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Financial report for the period 1 January 2014 to 31 March 2014	Page 19 of 29

On 31 January 2014, Novo Nordisk repurchased 492,995 B shares from employees. The transaction amounted to DKK 0.1 billion. The shares in this transaction were not part of the Safe Harbour repurchase programme, but were part of the overall DKK 15.0 billion repurchase programme.

As of 30 April 2014, Novo Nordisk A/S and its wholly-owned affiliates owned 18,741,901 of its own B shares, corresponding to 0.7% of the total share capital.

As of 30 April 2014, Novo Nordisk A/S has repurchased a total of 15,433,995 B shares equal to a transaction value of DKK 3.7 billion under the up to DKK 15 billion programme beginning 30 January 2014.

The execution of Novo Nordisk’s ongoing share repurchase programme of up to DKK 15.0 billion to be executed during a 12-month period beginning 30 January 2014 continues and a new share repurchase programme has been initiated in accordance with the provisions of the European Commission’s regulation No 2273/2003 of 22 December 2003, also referred to as the Safe Harbour rules. For that purpose, Novo Nordisk A/S  has appointed Skandinaviska Enskilda Banken, Denmark, as lead manager to execute the programme independently and without influence from Novo Nordisk. Under the agreement, Skandinaviska Enskilda Banken, Denmark, will repurchase B shares on behalf of Novo Nordisk A/S for an amount of up to DKK 4.0 billion during the trading period starting 1 May 2014 and ending on 5 August 2014. A maximum of 501,264 shares of DKK 0.20 can be bought during one single trading day, equal to 20% of the average daily trading volume of Novo Nordisk B shares on NASDAQ OMX Copenhagen during the month of April 2014. A maximum of 32,080,896, shares of DKK 0.20 in total can be bought in the period from 1 May 2014 to 5 August 2014. At least once every seven trading days, Novo Nordisk A/S will issue an announcement in respect of the transactions made under the repurchase programme.

As previously announced, Novo Nordisk’s majority shareholder Novo A/S, a holding company fully owned by the Novo Nordisk Foundation, has informed Novo Nordisk that from 2014 onwards its participation in Novo Nordisk’s share repurchase programme will be considered on a case-by-case basis. Subsequent to the capital decrease in April 2014, Novo A/S has informed Novo Nordisk that it will not participate in the share repurchase programme in May 2014.

LEGAL MATTERS

Product liability lawsuits related to Victoza®
Novo Nordisk is per 29 April 2014 named in 58 product liability lawsuits seeking to recover damages for injuries, all related to pancreatic cancer, allegedly experienced by patients who claim to have been prescribed Victoza® and other GLP-1/DPP-IV products. Forty-two of the Novo Nordisk cases include other defendants, and most cases have been filed in California federal court. Currently, Novo Nordisk does not have any trials scheduled in 2014. Novo Nordisk does not expect the pending claims to have a material impact on its financial position, operating profit and cash flow.

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Financial report for the period 1 January 2014 to 31 March 2014	Page 20 of 29

FORWARD-LOOKING STATEMENTS
Novo Nordisk’s reports filed with or furnished to the US Securities and Exchange Commission (SEC), including this document as well as the company’s Annual Report 2013 and Form 20-F, both filed with the SEC in February 2014, and written information released, or oral statements made, to the public in the future by or on behalf of Novo Nordisk, may contain forward-looking statements. Words such as ‘believe’, ‘expect’, ‘may’, ‘will’, ‘plan’, ‘strategy’, ‘prospect’, ‘foresee’, ‘estimate’, ‘project’, ‘anticipate’, ‘can’, ‘intend’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance identify forward-looking statements. Examples of such forward-looking statements include, but are not limited  to:

●
statements of targets, plans, objectives or goals for future operations, including those related to Novo Nordisk’s products, product research, product development, product introductions and product approvals as well as cooperation in relation thereto

●
 statements containing projections of or targets for revenues, costs, income (or loss), earnings per share, capital expenditures, dividends, capital structure, net financials and other financial measures

●	statements regarding future economic performance, future actions and outcome of contingencies such as legal proceedings
●	statements regarding the assumptions underlying or relating to such statements.

In this document, examples of forward-looking statements can be found under the headings ‘Outlook’, ‘Research and Development update’, Equity’ and ‘Legal matters’.

These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. Novo Nordisk cautions that a number of important factors, including those described in this document, could cause actual results to differ materially from those contemplated in any forward-looking statements.

Factors that may affect future results include, but are not limited to, global as well as local political and economic conditions, including interest rate and currency exchange rate fluctuations, delay or failure of projects related to research and/or development, unplanned loss of patents, interruptions of supplies and production, product recalls, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, reliance on information technology, Novo Nordisk’s ability to successfully market current and new products, exposure to product liability and legal proceedings and  investigations, changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing and marketing, perceived or actual failure to adhere to ethical marketing practices, investments in and divestitures of domestic and foreign companies, unexpected growth in costs and expenses, failure to recruit and retain the right employees, and failure to maintain a culture of compliance.

Please also refer to the overview of risk factors in ‘Risks to be aware of’ on pp 42-43 of the Annual Report 2013 available on novonordisk.com.

Unless required by law, Novo Nordisk is under no duty and undertakes no obligation to update or revise any forward-looking statement after the distribution of this document, whether as a result of new information, future events or otherwise.

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Financial report for the period 1 January 2014 to 31 March 2014	Page 21 of 29

MANAGEMENT STATEMENT

The Board of Directors and Executive Management have reviewed and approved the financial report of Novo Nordisk A/S for the first three months of 2014. The financial report has not been audited or reviewed by the company’s independent auditors.

The financial report for the first three months of 2014 has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ and accounting policies set out in the Annual Report 2013 of Novo Nordisk. Furthermore, the financial report for the first three months of 2014 and Management’s Review are prepared in accordance with additional Danish disclosure requirements for interim reports of listed companies.

In our opinion, the accounting policies used are appropriate and the overall presentation of the financial report for the first three months of 2014 is adequate. Furthermore, in  our opinion, Management's Review includes a true and fair account of the development in the operations and financial circumstances, of the results for the period and of the financial position of the Group as well as a description of the most significant risks and elements of uncertainty facing the Group in accordance with Danish disclosure requirements for listed companies.

Besides what has been disclosed in the quarterly financial report, no changes in the Group’s most significant risks and uncertainties have occurred relative to what was disclosed in the consolidated annual report for 2013.

Bagsværd, 1 May 2014

Executive Management:

Lars Rebien Sørensen CEO	Kåre Schultz President and COO	Jesper Brandgaard CFO

Lars Fruergaard Jørgensen	Lise Kingo	Jakob Riis

Mads Krogsgaard Thomsen

Board of Directors:

Göran Ando Chairman	Jeppe Christiansen Vice chairman	Bruno Angelici

Liz Hewitt	Liselotte Hyveled	Thomas Paul Koestler

Anne Marie Kverneland	Helge Lund	Søren Thuesen Pedersen

Hannu Ryöppönen	Stig Strøbæk

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Financial report for the period 1 January 2014 to 31 March 2014	Page 22 of 29

FINANCIAL INFORMATION

APPENDIX 1:      QUARTERLY NUMBERS IN DKK

(Amounts in DKK million, except number of full-time equivalent employees, earnings per share and number of shares outstanding).

	2014	2013				% change
	Q1	Q4	Q3	Q2	Q1	Q1 2014 vs Q1 2013
Sales	20,343	21,698	20,511	21,380	19,983	2%

Gross profit	16,877	18,298	16,986	17,774	16,374	3%
Gross margin	83.0%	84.3%	82.8%	83.1%	81.9%

Sales and distribution costs	5,086	6,487	5,529	5,834	5,530	(8%)
Percentage of sales	25.0%	29.9%	27.0%	27.3%	27.7%
Research and development costs	3,168	3,566	2,795	2,715	2,657	19%
Percentage of sales	15.6%	16.4%	13.6%	12.7%	13.3%
Administrative costs	805	1,070	822	815	801	0%
Percentage of sales	4.0%	4.9%	4.0%	3.8%	4.0%
Licence income and other operating income	215	179	152	175	176	22%

Operating profit	8,033	7,354	7,992	8,585	7,562	6%
Operating margin	39.5%	33.9%	39.0%	40.2%	37.8%

Financial income	586	606	418	363	315	86%
Financial expenses	318	170	111	267	108	194%
Net financials	268	436	307	96	207	29%

Profit before income taxes	8,301	7,790	8,299	8,681	7,769	7%

Net profit	6,458	6,053	6,415	6,734	5,982	8%

Depreciation, amortisation and impairment losses	657	789	643	676	691	(5%)
Capital expenditure	693	739	908	778	782	(11%)
Net cash generated from operating activities	4,069	5,372	6,217	7,283	7,070	(42%)
Free cash flow	3,272	4,538	5,219	6,423	6,178	(47%)

Total assets	63,241	70,337	68,134	64,289	62,447	1%
Total equity	33,583	42,569	39,125	35,357	33,801	(1%)
Equity ratio	53.1%	60.5%	57.4%	55.0%	54.1%

Full-time equivalent employees end of period	39,579	37,978	36,851	35,869	35,154	13%

Basic earnings per share/ADR (in DKK) 1)	2.44	2.28	2.41	2.50	2.21	10%
Diluted earnings per share/ADR (in DKK) 1)	2.43	2.27	2.39	2.49	2.20	10%
Average number of shares outstanding (million) 1)	2,642.4	2,653.4	2,667.5	2,688.5	2,708.0	(2%)
Average number of diluted shares outstanding (million) 1)	2,653.1	2,666.8	2,681.5	2,702.5	2,723.5	(3%)

Sales by business segment:
New-generation insulin	80	26	18	15	9	N/A
Modern insulin (insulin analogues)	9,377	10,143	9,393	9,626	8,991	4%
Human insulin	2,573	2,694	2,572	2,779	2,824	(9%)
Victoza®	2,916	3,231	2,847	2,877	2,678	9%
Protein-related products 2)	587	614	648	628	597	(2%)
Oral antidiabetic products (OAD)	426	367	504	681	694	(39%)
Diabetes care total	15,959	17,075	15,982	16,606	15,793	1%

NovoSeven®	2,247	2,259	2,428	2,542	2,027	11%
Norditropin®	1,500	1,662	1,436	1,479	1,537	(2%)
Other biopharmaceuticals	637	702	665	753	626	2%
Biopharmaceuticals total	4,384	4,623	4,529	4,774	4,190	5%

Sales by geographic segment:
North America	9,265	10,214	9,763	10,038	9,009	3%
Europe	4,703	5,185	4,994	5,123	4,761	(1%)
International Operations	3,032	3,139	2,697	3,077	3,094	(2%)
Region China	2,171	1,762	1,745	1,774	1,880	15%
Japan & Korea	1,172	1,398	1,312	1,368	1,239	(5%)

Segment operating profit:
Diabetes care	5,785	5,567	5,886	5,965	5,502	5%
Biopharmaceuticals	2,248	1,787	2,106	2,620	2,060	9%

1) Comparative figures have been restated to reflect the change in trading unit from DKK 1 to DKK 0.20.
2) Comparative figures have been restated as new-generation insulin is now seperately disclosed.

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Financial report for the period 1 January 2014 to 31 March 2014	Page 23 of 29

APPENDIX 2:       INCOME STATEMENT AND STATEMENT OF COMPREHENSIVE INCOME

DKK million	Q1 2014	Q1 2013

Income statement

Sales	20,343	19,983
Cost of goods sold	3,466	3,609
Gross profit	16,877	16,374

Sales and distribution costs	5,086	5,530
Research and development costs	3,168	2,657
Administrative costs	805	801
Licence fees and other operating income, net	215	176
Operating profit	8,033	7,562

Financial income	586	315
Financial expenses	318	108
Profit before income taxes	8,301	7,769

Income taxes	1,843	1,787
NET PROFIT	6,458	5,982

Basic earnings per share (DKK) 1)	2.44	2.21
Diluted earnings per share (DKK) 1)	2.43	2.20

Segment Information
Segment sales:
Diabetes care	15,959	15,793
Biopharmaceuticals	4,384	4,190

Segment operating profit:
Diabetes care	5,785	5,502
Operating margin	36.2%	34.8%

Biopharmaceuticals	2,248	2,060
Operating margin	51.3%	49.2%

Total segment operating profit	8,033	7,562

Statement of comprehensive income

Net profit for the period	6,458	5,982

Other comprehensive income
Items that will not be reclassified subsequently to the Income statement:
Remeasurements on defined benefit plans	(42)	-

Items that will be reclassified subsequently to the Income statement, when specific conditions are met:
Exchange rate adjustments of investments in subsidiaries	56	157
Cash flow hedges, realisation of previously deferred (gains)/losses	(526)	(185)
Cash flow hedges, deferred gains/(losses) incurred during the period	(25)	(483)
Other items	158	(3)
Tax on other comprehensive income, income/(expense)	125	178
Other comprehensive income for the period, net of tax	(254)	(336)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	6,204	5,646

1) Comparative figures have been restated to reflect the change in trading unit from DKK 1 to DKK 0.20.

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Financial report for the period 1 January 2014 to 31 March 2014	Page 24 of 29

APPENDIX 3:      BALANCE SHEET

DKK million	31 Mar 2014	31 Dec 2013

ASSETS

Intangible assets	1,684	1,615
Property, plant and equipment	21,905	21,882
Deferred income tax assets	4,397	4,231
Other financial assets	749	551
TOTAL NON-CURRENT ASSETS	28,735	28,279

Inventories	10,299	9,552
Trade receivables	10,481	10,907
Tax receivables	4,685	3,155
Other receivables and prepayments	2,931	2,454
Marketable securities	2,528	3,741
Derivative financial instruments	942	1,521
Cash at bank and on hand	2,640	10,728
TOTAL CURRENT ASSETS	34,506	42,058

TOTAL ASSETS	63,241	70,337

EQUITY AND LIABILITIES

Share capital	550	550
Treasury shares	(23)	(21)
Retained earnings	32,365	41,137
Other reserves	691	903
TOTAL EQUITY	33,583	42,569

Deferred income tax liabilities	517	672
Retirement benefit obligations	746	688
Provisions	1,998	2,183
Total non-current liabilities	3,261	3,543

Current debt	804	215
Trade payables	3,490	4,092
Tax payables	2,508	2,222
Other liabilities	11,671	9,386
Provisions	7,924	8,310
Total current liabilities	26,397	24,225

TOTAL LIABILITIES	29,658	27,768

TOTAL EQUITY AND LIABILITIES	63,241	70,337

Financial performance	Outlook	R&D	Sustainability	Equity	Legal	Financial information

Company announcement No 29 / 2014

Financial report for the period 1 January 2014 to 31 March 2014	Page 25 of 29

APPENDIX 4:      STATEMENT OF CASH FLOWS

DKK million	Q1 2014	Q1 2013

Net profit	6,458	5,982

Adjustment for non-cash items	2,023	3,592
Change in working capital	(1,188)	(1,824)
Interest received	56	55
Interest paid	(8)	(9)
Income taxes paid	(3,272)	(726)
Net cash generated from operating activities	4,069	7,070

Purchase of intangible assets and other financial assets	(104)	(110)
Proceeds from sale of property, plant and equipment	4	4
Purchase of property, plant and equipment	(697)	(786)
Net disposed marketable securities	1,213	499
Net cash used in investing activities	416	(393)

Purchase of treasury shares, net	(3,412)	(2,865)
Dividends paid	(11,866)	(9,715)
Withheld dividend tax	2,102	1,721
Net cash used in financing activities	(13,176)	(10,859)

NET CASH GENERATED FROM ACTIVITIES	(8,691)	(4,182)

Cash and cash equivalents at the beginning of the year	10,513	11,053
Exchange gain/(loss) on cash and cash equivalents	14	13
Cash and cash equivalents at the end of the period	1,836	6,884

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Company announcement No 29 / 2014

Financial report for the period 1 January 2014 to 31 March 2014	Page 26 of 29

APPENDIX 5:      STATEMENT OF CHANGES IN EQUITY

				Other reserves

DKK million	Share capital	Treasury shares	Retained earnings	Exchange rate adjust- ments	Cash flow hedges	Tax and other items	Total other reserves	Total

Q1 2014
Balance at the beginning of the period	550	(21)	41,137	(209)	1,233	(121)	903	42,569
Net profit for the period			6,458					6,458
Other comprehensive income for the period			(42)	56	(551)	283	(212)	(254)
Total comprehensive income for the period			6,416	56	(551)	283	(212)	6,204

Transactions with owners, recognised directly in equity:
Dividends			(11,866)					(11,866)
Share-based payment			88					88
Purchase of treasury shares		(3)	(3,444)					(3,447)
Sale of treasury shares		1	34					35
Balance at the end of the period	550	(23)	32,365	(153)	682	162	691	33,583

				Other reserves

DKK million	Share capital	Treasury shares	Retained earnings	Exchange rate adjust- ments	Cash flow hedges	Tax and other items	Total other reserves	Total

Q1 2013

Balance at the beginning of the period	560	(17)	39,001	226	847	15	1,088	40,632
Net profit for the period			5,982					5,982
Other comprehensive income for the period				157	(668)	175	(336)	(336)
Total comprehensive income for the period			5,982	157	(668)	175	(336)	5,646

Transactions with owners, recognised directly in equity:
Dividends			(9,715)					(9,715)
Share-based payment			103					103
Purchase of treasury shares		(3)	(2,888)					(2,891)
Sale of treasury shares		1	25					26
Balance at the end of the period	560	(19)	32,508	383	179	190	752	33,801

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Company announcement No 29 / 2014

Financial report for the period 1 January 2014 to 31 March 2014	Page 27 of 29

APPENDIX 6:      REGIONAL SALES SPLIT

Q1 2014 sales split per region
DKK million	Total	North America	Europe	Inter- national Operations	Region China	Japan & Korea

The diabetes care segment
NovoRapid ®	3,901	2,243	922	360	158	218
% change in local currencies	2%	(2%)	2%	6%	39%	12%
NovoMix ®	2,358	581	554	445	603	175
% change in local currencies	5%	(8%)	(8%)	12%	33%	1%
Levemir ®	3,118	1,954	685	334	81	64
% change in local currencies	27%	41%	(1%)	24%	60%	(3%)
Modern insulin	9,377	4,778	2,161	1,139	842	457
% change in local currencies	10%	11%	(2%)	13%	37%	5%
Human insulin	2,573	396	537	682	868	90
% change in local currencies	(5%)	(7%)	(9%)	(10%)	7%	(15%)
Victoza®	2,916	1,908	702	199	43	64
% change in local currencies	13%	15%	10%	7%	42%	(10%)
Other diabetes care 1)	1,093	202	215	193	360	123
% change in local currencies	(11%)	(57%)	4%	33%	10%	41%
Diabetes care total	15,959	7,284	3,615	2,213	2,113	734
% change in local currencies	6%	6%	0%	6%	18%	5%

The biopharmaceuticals segment
NovoSeven®	2,247	1,009	523	525	54	136
% change in local currencies	17%	2%	(1%)	98%	0%	32%
Norditropin®	1,500	587	404	234	3	272
% change in local currencies	4%	25%	(5%)	(20%)	33%	7%
Other biopharmaceuticals	637	385	161	60	1	30
% change in local currencies	7%	11%	(4%)	17%	0%	6%
Biopharmaceuticals total	4,384	1,981	1,088	819	58	438
% change in local currencies	10%	9%	(3%)	34%	2%	14%
Total sales	20,343	9,265	4,703	3,032	2,171	1,172
% change in local currencies	7%	7%	(1%)	12%	18%	8%
% change as reported	2%	3%	(1%)	(2%)	15%	(5%)

1) Other diabetes care includes new-generation insulin, protein-related products and oral antidiabetic products (OAD).

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Company announcement No 29 / 2014

Financial report for the period 1 January 2014 to 31 March 2014	Page 28 of 29

APPENDIX 7:      KEY CURRENCY ASSUMPTIONS

DKK per 100	2013 average exchange rates	YTD 2014 average exchange rates as of 28 April 2014	Current exchange rates as of 28 April 2014

USD	562	548	540

JPY	5.77	5.26	5.27

CNY	91.3	90.6	86.4

GBP	878	902	907

CAD	545	503	490

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Company announcement No 29 / 2014

Financial report for the period 1 January 2014 to 31 March 2014	Page 29 of 29

APPENDIX 8:      QUARTERLY NUMBERS IN USD (ADDITIONAL INFORMATION)

Key figures are translated into USD as additional information - the translation is based on the average exchange rate for income statement and the exchange rate at the balance sheet date for balance sheet items. The specified percent changes are based on the changes in the 'Quarterly numbers in DKK', see appendix 1.

(Amounts in USD million, except full-time equivalent employees, earnings per share and number of shares outstanding).
	2014	2013				% change
	Q1	Q4	Q3	Q2	Q1	Q1 2014 vs Q1 2013
Sales	3,734	3,950	3,643	3,749	3,537	2%

Gross profit	3,097	3,330	3,017	3,117	2,898	3%
Gross margin	83.0%	84.3%	82.8%	83.1%	81.9%

Sales and distribution costs	933	1,178	982	1,024	978	(8%)
Percentage of sales	25.0%	29.9%	27.0%	27.3%	27.7%
Research and development costs	581	646	497	476	470	19%
Percentage of sales	15.6%	16.4%	13.6%	12.7%	13.3%
Administrative costs	148	195	145	143	142	0%
Percentage of sales	4.0%	4.9%	4.0%	3.8%	4.0%
Licence income and other operating income	39	32	27	31	31	22%
Operating profit	1,474	1,343	1,420	1,505	1,339	6%
Operating margin	39.5%	33.9%	39.0%	40.2%	37.8%

Financial income	108	110	73	65	55	86%
Financial expenses	58	31	20	47	19	194%
Net financials	50	79	53	18	36	29%
Profit before income taxes	1,524	1,422	1,473	1,523	1,375	7%
Net profit	1,185	1,105	1,139	1,181	1,059	8%
Depreciation, amortisation and impairment losses	121	143	114	119	122	(5%)
Capital expenditure	127	135	161	137	138	(11%)
Net cash generated from operating activities	747	986	1,105	1,277	1,251	(42%)
Free cash flow	601	834	927	1,126	1,094	(47%)
Total assets	11,679	12,995	12,338	11,274	10,698	1%
Total equity	6,202	7,865	7,085	6,200	5,791	(1%)
Equity ratio	53.1%	60.5%	57.4%	55.0%	54.1%

Full-time equivalent employees end of period	39,579	37,978	36,851	35,869	35,154	13%

Basic earnings per share/ADR (in USD) 1)	0.45	0.41	0.43	0.44	0.39	10%
Diluted earnings per share/ADR (in USD) 1)	0.45	0.41	0.42	0.44	0.39	10%
Average number of shares outstanding (million) 1)	2,642.4	2,653.4	2,667.5	2,688.5	2,708.0	(2%)
Average number of diluted shares outstanding (million) 1)	2,653.1	2,666.8	2,681.5	2,702.5	2,723.5	(3%)
Sales by business segment:
New-generation insulin	15	5	3	2	2	N/A
Modern insulin (insulin analogues)	1,721	1,844	1,669	1,688	1,591	4%
Human insulin	472	491	457	487	500	(9%)
Victoza®	535	587	505	505	474	9%
Protein-related products 2)	108	112	115	111	105	(2%)
Oral antidiabetic products (OAD)	78	68	90	119	123	(39%)
Diabetes care total	2,929	3,107	2,839	2,912	2,795	1%

NovoSeven®	413	412	431	446	359	11%
Norditropin®	275	303	255	259	272	(2%)
Other biopharmaceuticals	117	128	118	132	111	2%
Biopharmaceuticals total	805	843	804	837	742	5%

Sales by geographic segment:
North America	1,702	1,858	1,734	1,761	1,594	3%
Europe	863	944	887	898	843	(1%)
International Operations	556	572	479	539	548	(2%)
Region China	398	321	310	311	333	15%
Japan & Korea	215	255	233	240	219	(5%)

Segment operating profit:
Diabetes care	1,061	1,016	1,045	1,046	974	5%
Biopharmaceuticals	413	327	375	459	365	9%

1) Comparative figures have been restated to reflect the change in trading unit from DKK 1 to DKK 0.20.
2) Comparative figures have been restated as new-generation insulin is now seperately disclosed.

Financial performance	Outlook	R&D	Sustainability	Equity	Legal	Financial information

Company announcement No 29 / 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: May 1, 2014	NOVO NORDISK A/S Lars Rebien Sørensen, Chief Executive Officer